SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission File Number 0-5449

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Comarco, Inc.

25541 Commercentre Drive, Suite 250

Lake Forest, CA 92630

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

All other schedules are omitted because they are not required or applicable pursuant to

ERISA and Department of Labor regulations.

SIGNATURES	14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee of

COMARCO, Inc. Savings and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of Comarco, Inc. Savings and Retirement Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan’s financial statements as of December 31, 2011 and for the year then ended was made for the purpose of forming an opinion on the basic 2011 financial statements taken as a whole. The supplemental schedule—Schedule H, Line 4i- Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2011 financial statements taken as a whole.

/s/ Squar, Milner, Peterson, Miranda & Williamson, LLP

Newport Beach, California

June 22, 2012

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2011	2010
ASSETS
Investments, at fair value (Note 3)	$8,102,000	$10,022,000
Notes receivable from participants	98,000	173,000

Total assets	8,200,000	10,195,000
LIABILITIES
Excess contributions payable to participants	17,000	—

Net assets available for benefits, at fair value	8,183,000	10,195,000
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	(38,000)	—

Net assets available for benefits	$8,145,000	$10,195,000

The accompanying notes are an integral part of these financial statements

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2011	2010
Net assets available for benefits, beginning of year	$10,195,000	$10,818,000

Additions:
Contributions:
Employer	68,000	127,000
Employee	125,000	211,000
Rollovers	—	51,000
Dividends	235,000	167,000
Interest on notes receivable from participants	6,000	7,000
Net realized and unrealized appreciation of investments	—	1,046,000
Other income	8,000	2,000

Total additions	442,000	1,611,000

Deductions:
Plan distributions	1,877,000	2,233,000
Corrective distributions	17,000	—
Administrative expenses	—	1,000
Net realized and unrealized depreciation of investments	598,000	—

Total deductions	2,492,000	2,234,000

Net decrease in net assets	(2,050,000)	(623,000)

Net assets available for benefits, end of year	$8,145,000	$10,195,000

The accompanying notes are an integral part of these financial statements

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

1.	Description of the Plan

The following description of Comarco, Inc. Savings and Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all full-time employees of Comarco, Inc. and its subsidiary (“the Company” or “the Plan Sponsor”) who have at least 30 days of service and are age 18 or older. Employees are eligible to participate in the Plan on the first of the month following 30 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). For Plan purposes, all participants are employed by Comarco Wireless Technologies, Inc., a subsidiary of Comarco, Inc. (“Comarco”).

Contributions

Employee contributions to the Plan may range from 1% to 20% of eligible earnings for participants of Comarco, subject to certain limitations. The Company contributes 100% of the first 5% of earnings that a participant contributes to the Plan. Participant contributions and employer matching contributions are funded on a bi-weekly basis. All amounts contributed to the Plan have been deposited with the Funding Agent, Merrill Lynch Trust Company, FSB. In addition, the Company may, at its discretion, make an additional contribution each year to the Plan. There were no discretionary contributions made to the Plan during each of the years in the two year period ended December 31, 2011.

Excess Contributions Payable to Participants

The Plan is required to refund contributions received in excess of the IRC limits. At December 31, 2011, the Plan had approximately $17,000 in corrective distributions payable to participants. The corrective distributions were made in February, 2012.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s matching contribution plus Plan earnings less Plan expenses not paid by the Company. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Notes Receivable from Participants

The Plan permits participants to obtain two loans from their account balances, subject to certain IRS limitations not exceeding 50% of the participant account balance. The loans are repaid over fixed time periods covering up to 5 years (15 years for the purchase of a principal residence) with interest rates of 5.25% applicable to all loans outstanding at December 31, 2011. All loans are secured by the participant’s account balance.

Hardship Withdrawals

A withdrawal from a participant’s account may be permitted if the participant has a financial hardship for certain specific reasons as defined in the Plan document and upon approval by the plan administrator. After making a hardship withdrawal, a participant is suspended from making additional contributions for a period of six months from the effective date of such withdrawal. The minimum hardship withdrawal is $500.

Vesting

Participants are vested immediately in their voluntary contributions plus actual earnings thereon. Company contributions plus actual earnings thereon generally vest ratably over a four year period.

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

Forfeited Amounts

At December 31, 2011 and 2010, forfeited non-vested accounts totaled $15,000 and $42,000, respectively. These accounts can be used to restore the accounts of former participants who return to the Plan or reduce Plan expenses or Company contributions. In 2011 and 2010, Company contributions totaling $39,000, and $103,000 were made from forfeited non-vested accounts, respectively.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, annual installments, or annuity payments if the participant was hired before January 1, 1989. Participants with accrued benefits greater than $5,000 may elect to delay receiving benefits until reaching age 70 1/2.

Investment Options

As of December 31, 2011, participant contributions to the Plan are directed to any of the twenty-three investment options (Wells Fargo Stable Value CL L, Loomis Sayles Bond Fund Admin, Lord Abbett Small Cap Value FD P, Prudential Jennison Natural Resources, Janus Contrarian Fund CL A, American Cap World Growth & Income R3, American Growth FD of Amer R3, American Income FD OF, DWS Rreef Real Estate Sec A, Mainstay Icap Select Equity R2, Hartford Capital CL R4, DWS Dreman Small Cap Value A, Blackrock Inflation Protection A, BlackRock Govt Inc A, EV Worldwide Health Sciences, Oppenheimer Dev Mkts FD CL A, Pimco Total Return Fund CL A, BlackRock S&P 500 Index, Thornburg Inter Value FD A, Fidelity Adv Small Cap FD CL T, Seligman Comm & Info FD CL A, Davis NY Venture Fund CL, or Comarco, Inc. Common Stock) as designated by the participant. Effective January 1, 2010, no new investments in Comarco, Inc. stock were permitted.

Expenses of the Plan

The Plan provides that all reasonable expenses for custodial costs and fees incurred for the benefit of the Plan are to be paid by the Plan to the extent that they are not paid by the Company.

2.	Significant Accounting Policies

Basis of Accounting

The Plan prepares its financial statements on the accrual basis of accounting.

As described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 962 (formerly known as FASB Staff Position No. AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans) investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Accordingly, as required by ASC 962, the accompanying statements of net assets available for benefits for 2011 and 2010 present the fair value of the investment contracts as well as the adjustment of fully benefit-responsive investment contracts from fair value to contract value at December 31, 2011. The adjustment from fair value to contract value at December 31, 2010 was not significant.

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

Non Distributed Benefits

The Plan does not accrue non-distributed benefits related to participants who have withdrawn from the Plan, but recognizes such benefits as a deduction from net assets in the period in which such benefits are paid.

Valuation of Investments and Income Recognition

All investments are carried at fair value or an approximation of fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is accrued as earned.

On January 1, 2008, the Plan adopted FASB ASC 820, Fair Value Measurements, and subsequently adopted certain related FASB staff positions. ASC 820 defines fair value as the exchange price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value.

The following provides a description of the three levels of inputs that may be used to measure fair value under ASC 820 the types of Plan investments that fall under each category, and the valuation methodologies used to measure these investments at fair value. There have been no changes in methodologies at December 31, 2011 and 2010.

•	Level 1 – Inputs to the valuation methodology are quoted prices in active markets for identical assets or liabilities;

Cash and cash equivalents: The carrying value of cash approximates fair value due to its relatively short-term nature.

Common Stocks: These investments are valued at the closing quoted market price reported on the active market on which the individual securities are traded.

Mutual Funds: These investments are public investment securities valued using the Net Asset Value (NAV) provided by the investment custodian. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.

•	Level 2 – Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Common/Collective Trust Funds: These investments are public investment securities valued using the NAV for that fund. The NAV is quoted on a private market that is not active; however, the unit price is based on the underlying investments. A majority of the investments held by each fund are traded on an active market.

•	Level 3 – Inputs to the valuation methodology are unobservable and supported by little or no market activity and are significant to the fair value measurement.

The Plan had no investments classified as level 3.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Risks and Uncertainties

The Plan provides for investments in various securities that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participant account balances.

New Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (Topic 820)—Fair Value Measurement, to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for level 3 fair value measurements. ASU 2011-04 is effective for the Plan prospectively for the year ending December 31, 2012. The Plan is currently evaluating the impact of pending adoption of ASU 2011-04 on its financial statements.

In September 2010, the FASB issued ASU 2010-25 on Plan Accounting—Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans, which requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and requires participant loans to be classified as notes receivable from participants. This ASU is effective for plan years ending after December 15, 2010 and is required to be applied retrospectively. The Plan adopted ASU 2010-25 in plan year 2010. ERISA rules require the Plan to report participant loans as plan investments; accordingly these loans are included in the attached supplemental Schedule H, Line 4(i) Schedule of Assets (Held at End of Year) as well as Form 5500, Schedule H, Part I, Line c (8) Participant Loans.

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

In January 2010, the FASB issued guidance which expanded the required disclosures about fair value measurements. In particular, this guidance requires (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (iii) fair value measurement disclosures for each class of assets and liabilities and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3. This guidance is effective for annual reporting periods beginning after December 15, 2010 except for (ii) above which is effective for fiscal years beginning after December 15, 2011. The Plan adopted this guidance in plan year 2010.

Reclassifications

Certain prior period balances have been reclassified to conform to the current period presentation.

Subsequent Events

Management has evaluated events subsequent to December 31, 2011 through the date the accompanying financial statements were filed with the Securities and Exchange Commission for transactions and other events that may require adjustment of and/or disclosure in such financial statements. No items came to management’s attention that require adjustment to the financial statements, however management notes the disclosure items below.

Beginning in February, 2012, the Company changed the record keeper and trustee for the Plan. McKready and Keene, a OneAmerica company, is the record keeper of the Plan and Wilmington Trust is the trustee for all assets other than the Comarco, Inc. stock and the Wells Fargo Stable Value Fund, which trustees are Charles Schwab and Wells Fargo Bank, N.A. (“Wells Fargo”), respectively.

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

3.	Investments

The following table presents the fair values of investments. Investments that represent 5% or more of the Plan’s net assets are separately identified.

Identity of Party and Description of Asset	December 31,
	2011			2010
	Shares/Units	Fair Value		Shares/Units	Fair Value
Cash and Cash Equivalents:
Accrued income	—	$2,000		—	$1,000
Cash	—	—		—	1,000

Total Cash and Cash Equivalents		2,000			2,000
Common/Collective Trust Fund:
Wells Fargo Stable Value CL L	15,000	1,530,000	*	20,000	1,986,000	*

Mutual Funds:
Loomis Sayles Bond Fund Admin	5,000	75,000		5,000	66,000
Lord Abbett Small Cap Value FD P	13,000	388,000		11,000	338,000
Prudential Jennison Natural Re	—	12,000		1,000	33,000
American Cap World GR & INC	8,000	271,000		9,000	313,000
American Growth FD of Amer R3	35,000	1,000,000	*	45,000	1,361,000	*
American Income FD OF	5,000	86,000		7,000	114,000
DWS Rreef Real Estate Sec	3,000	51,000		2,000	33,000
DWS Dreman Small Cap Value	6,000	184,000		7,000	258,000
BlackRock Infl Prot A	—	—		1,000	6,000
BlackRock Govt Inc Port CL A	36,000	383,000		39,000	417,000
Oppenheimer Dev Mkts FD CL A	22,000	632,000	*	24,000	887,000	*
Mainstay Icap Select Eqty R2	19,000	631,000	*	24,000	841,000	*
Pimco Total Return Fund CL A	14,000	154,000		10,000	104,000
BlackRock S&P 500 Index	38,000	587,000	*	35,000	534,000	*
Thornburg Inter Value FD A	25,000	596,000	*	30,000	834,000	*
Fidelity Adv Small Cap FD CL T	60,000	1,236,000	*	62,000	1,523,000	*
Janus Contrarian Fund CL A	—	—		1,000	14,000
Hartford Capital CL R4	—	—		1,000	7,000
Davis NY Venture FD CL A	3,000	99,000		5,000	178,000
EV Worldwide Health Sciences	16,000	144,000		10,000	93,000
Seligman Comm & Info FD CL A	—	19,000		1,000	30,000

Total Mutual Funds		6,548,000			7,984,000
Comarco, Inc. Common Stock	109,000	22,000		121,000	50,000

Total Investments, at fair value		$8,102,000			$10,022,000

*	Represents 5% or more of Plan net assets.

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

The Plan’s investments (including gains and losses on investments bought and sold, as well as held) appreciated (depreciated) in fair value for the years ended December 31, 2011 and 2010. A summary of the change in fair value of the investments is as follows:

	Years Ended December 31,
	2011	2010
Comarco, Inc. common stock	$(23,000)	$(302,000)
Common/collective trust	25,000	—
Mutual funds	(600,000)	1,348,000

	$(598,000)	$1,046,000

The Plan invests in a fully benefit-responsive investment contract through Wells Fargo, as of December 2011 and 2010. The average yield earned on this investment contract for the years ended December 31, 2011 and 2010 was 1.6% and 1.7%, respectively. The average yield credited to plan participants on the investment contracts for the years ended December 31, 2011 and 2010 was 2.3% and 1.7%, respectively.

4.	Fair Value Measurements

The following are the Plan’s financial instruments carried at fair value categorized by the fair value hierarchy established by ASC 820 as of December 31, 2011 and 2010:

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Total
Cash & cash equivalents	$2,000	$—	$2,000
Common stocks - Comarco stock	22,000	—	22,000
Mutual funds:
Index funds	587,000	—	587,000
Growth funds	1,271,000	—	1,271,000
Small Cap funds	1,808,000	—	1,808,000
Bond/fixed income funds	612,000	—	612,000
Other funds	2,270,000	—	2,270,000
Common/collective trust fund	—	1,530,000	1,530,000

Total investments measured at fair value at December 31, 2011	$6,572,000	$1,530,000	$8,102,000

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Total
Cash	$2,000	$—	$2,000
Common stocks -Comarco stock	50,000	—	50,000
Mutual funds:
Index funds	534,000	—	534,000
Growth funds	1,674,000	—	1,674,000
Small Cap funds	2,119,000	—	2,119,000
Bond/fixed income	587,000	—	587,000
Other funds	3,070,000	—	3,070,000
Common/collective trust fund	—	1,986,000	1,986,000

Total investments measured at fair value at December 31, 2010	$8,036,000	$1,986,000	$10,022,000

5.	Income Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated April 4, 2011, that the Plan and all amendments adopted from December 21, 2005 to April 29, 2010, and the related trust are designed in accordance with the applicable sections of the Internal Revenue Code. Accordingly, the Company believes that the Plan is currently operated in accordance with, and continues to qualify in all material respects, under the applicable requirements of the Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal and state income taxes, as well as state franchise taxes.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of the liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions and the Plan could be subject to income tax if certain issues were found by the IRS that could result in the disqualification of the Plan’s tax-exempt status; however, no audits for any tax periods are in progress.

6.	Plan Termination

The Company intends to continue the Plan indefinitely but reserves the right at any time to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

On April 29, 2011 the Company incurred a voluntary reduction in its workforce triggering a partial Plan termination. All active participants of the Plan that were terminated as a result of the reduction in workforce were made fully vested in the employer contributions to their account, if they were not already fully vested.

On October 15, 2010 the Company incurred a voluntary reduction in its workforce triggering a partial Plan termination. All active participants of the Plan that were terminated as a result of the reduction in workforce were made fully vested in the employer contributions to their account, if they were not already fully vested.

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

7.	Party-in-Interest

The Plan allowed participants to invest in the Company’s equity securities until December 31, 2009. As of December 31, 2011 and 2010, the Plan held approximately 109,000 and 121,000 shares, respectively, of Comarco, Inc. common stock.

Certain Plan investments are managed by Merrill Lynch Trust Company, FSB or its affiliate. Merrill Lynch Trust Company, FSB is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

8.	Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefit and the changes in net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2011	December 31, 2010
Net assets available for benefits, at fair value, per the financial statements	$8,183,000	$10,195,000
Add: Excess contributions payable to participants	17,000	—
Less: Adjustment from fair value to contract value for fully benefit - responsive investment contracts	(38,000)	—

Net assets available for benefits per the Form 5500	$8,162,000	$10,195,000

	Year Ended December 31, 2011	Year Ended December 31, 2010
Net decrease in net assets per the financial statements	$2,050,000	$(623,000)
Less: Excess contributions payable to participants	17,000	—
Less: Prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	202,000

Net decrease in net assets per the Form 5500	$(2,033,000)	$(421,000)

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2011

FEIN: 95-2088894

Plan Number: 001

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value
*	Merrill Lynch	Cash	**	$2,000
	Wells Fargo	WF Stable Value Class L, 14,667 shares	**	1,530,000
	Loomis Sayles	Loomis Sayles Bond Fund Admin, 5,423 shares	**	75,000
	Lord Abbett	Lord Abbett Small Cap Value FD P, 12,939 shares	**	388,000
	American Funds	American Cap World GR & INC R3, 8,488 shares	**	271,000
	American Funds	American Growth FD of Amer R3, 35,294 shares	**	1,000,000
	American Funds	American Income FD OF, 5,163 shares	**	86,000
	DWS	DWS Rreef Real Estate Sec, 2,680 shares	**	51,000
	DWS	DWS Dreman Small Cap Value FD A, 5,683 shares	**	184,000
	Mainstay	Mainstay Icap Select Equity R2 18,595 shares	**	631,000
	BlackRock	BlackRock Govt Inc Prot CL A, 35,520 shares	**	383,000
	BlackRock	BlackRock S&P 500 Index Fund, 38,217 shares	**	587,000
	Oppenheimer	Oppenheimer Dev Mkts FD CL A, 21,557 shares	**	632,000
	Prudential	Prudential Jennison Natural Resources, 249 shares	**	12,000
	Thornburg	Thornburg Inter Value FD A, 24,774 shares	**	596,000
	Fidelity	Fidelity Adv Small Cap FD CL T, 59,696 shares	**	1,236,000
	Davis	Davis NY Venture FD CL A, 3,043 shares	**	99,000
	Pimco	Pimco Total Return Fund CL A 14,155 shares	**	154,000
	Eaton Vance	EV Worldwide Health Sciences, 16,212 shares	**	144,000
	Seligman	Seligman Comm & Info FD CL A, 473 shares	**	19,000
*	Comarco, Inc.	Comarco, Inc. Common Stock	**	22,000

		108,818 shares
		Total Investments		8,102,000
*	Plan Participants	Participant Loans	$0	98,000
		Various dates and rates of 5.25%

				$8,200,000

*	Party-in-interest
**	Historical cost information is not required for participant directed investment funds

See accompanying Report of Independent Registered Public Accounting Firm and notes to the 2011 financial statements.

COMARCO, INC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

COMARCO, INC. SAVINGS AND RETIREMENT PLAN

/s/ Alisha K. Charlton
Alisha K. Charlton Vice President and Chief Accounting Officer Comarco, Inc.

June 22, 2012

Exhibit Index

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm – Squar, Milner, Peterson, Miranda & Williamson, LLP *

*	Filed herewith